Exhibit 99.1

Trading Symbol: TSX: SVM NYSE AMERICAN: SVM	TSXV: SRL OTCQB: SRLZF

SILVERCORP ANNOUNCES OFFERING OF US$130 MILLION CONVERTIBLE SENIOR NOTES

Trading Symbol: TSX: SVM
                              NYSE AMERICAN: SVM

VANCOUVER, BC, Nov. 19, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today announced that it has commenced a private placement offering of US$130,000,000 aggregate principal amount of convertible senior notes due 2029 (the "Notes" and the "Offering"). The Company intends to grant the initial purchasers of the Notes an option to purchase up to an additional US$20,000,000 aggregate principal amount of Notes, exercisable in whole or in part at any time until 20 days after the closing of the Offering.

The Notes will be senior unsecured obligations of the Company. The Notes will accrue interest payable semi-annually in arrears and will mature on December 15, 2029, unless earlier repurchased, redeemed or converted.

The Notes will be convertible at the option of holders, prior to the close of business on the business day immediately preceding September 15, 2029, only under certain circumstances and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled, at the Company's election, in cash, common shares ("Common Shares") of the Company or a combination thereof. The Notes will not be redeemable at the Company's option prior to December 20, 2027, except upon the occurrence of certain tax law changes. On or after December 20, 2027 and prior to the 51st scheduled trading day immediately preceding the maturity date, the Notes will be redeemable at the Company's option if the last reported sale price of the Company's Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30-consecutive-trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Offering.

Completion of the Offering will be subject to customary closing conditions.

The Company intends to use the net proceeds from the Offering (including any net proceeds from the sale of any additional Notes that may be sold should the initial purchasers exercise their option to purchase additional Notes) for the construction of copper-gold mining projects outside of China, for the exploration and development of other projects and for working capital.

The Notes will be offered on a private placement basis and will not be offered by way of a prospectus in Canada. The Notes and the distribution of Common Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the rules promulgated thereunder and applicable state securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in the United States or in any other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction. The Offering may be made only by means of an offering memorandum.

About Silvercorp

Silvercorp Metals Inc. is a Canadian mining company producing silver, gold, lead and zinc from the Ying Mining District and the GC Mine in China.  Silvercorp's additional assets include the development-stage Curipamba copper-gold project, containing the El Domo deposit, and the exploration-stage Condor project in Ecuador.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca

Cautionary statement on forward-looking information

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release. Such statements include without limitation, the Company's expectations with respect to the form and terms of the Offering, completion of the Offering, and the expected use of proceeds therefrom.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward- looking statements or information, including, but not limited to, risks related to the Company's ability to consummate the Offering on the terms described or at all; the fact that the Company's management will have broad discretion in the use of the proceeds from the Offering; fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedar.com and www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward- looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 16:15e 19-NOV-24